Old National Bancorp
Keefe, Bruyette &
Woods
Boston Bank Conference
February 26, 2014
Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: United Bancorp, Inc.
Commission File No.: 000-16640

Additional Information for Shareholders of Tower Financial Corporation
Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange
Commission (“SEC”) a Registration Statement on Form S-4 (Registration No. 333-192671) that includes a Proxy Statement of Tower Financial Corporation (“Tower”) and a Prospectus of Old
National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on December 19, 2013. Shareholders of
Tower are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the
Proxy Statement/Prospectus, as well as other filings containing information about Old National and
Tower, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor
Relations” and then under the heading “Financial Information” or from Tower by accessing Tower’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC
Filings.”
Old National and Tower and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of
Tower is set forth in the proxy statement for Tower’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Additional Information for Shareholders of United Bancorp, Inc.
Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange
Commission (“SEC”) a preliminary Registration Statement on Form S-4 that includes a preliminary
Proxy Statement of United Bancorp (“United”) and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United.
Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus
regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about
Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at
www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial
Information” or from United by accessing United’s website at www.ubat.com under the heading
“About Us” and then under the tab “Investor Relations” and then under the tab “SEC Filings.”
Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of
United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements
This presentation contains certain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefit and other effects of the proposed mergers with Tower and United. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and
“should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: market, economic, operational, liquidity, credit and interest rate risks associated with Old National's business; competition; government legislation and policies
(including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its
related regulations); ability of Old National to execute its business plan (including the proposed acquisitions of Tower and United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of
Old National’s internal controls; failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For
purposes of Regulation G, a non-GAAP financial measure is a
numerical measure of the registrant's historical or future
financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most
directly comparable measure calculated and presented in
accordance with GAAP in the statement of income, balance
sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and
presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the
requirements of Regulation G, Old National Bancorp has
provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable
GAAP financial measure.

Who is Old National Bancorp?
At $9.6 billion in assets, ONB is the largest Indiana-
based financial holding company
– 169 branches
– $9.6 billion in assets
– $5.1 billion in loans
– $7.2 billion in core deposits
Guided by a community-banking philosophy, Old
National’s services include commercial and retail
banking, insurance, investments, wealth
management and mortgage lending
Data as of December 31, 2013

7 Commitment to Excellence

8
2014

Pending Tower and United locations
Who is Old National Bancorp?
Market statistics use ONB closing price as of 2-20-2014
Market Statistics
Listing exchange: symbol NASDAQ: ONB
Market capitalization $1.3 billion
Quarterly cash dividend $.11
Cash dividend yield 3.4%
Book value per common share
at 12-31-2013
$11.64
Price / 2014 consensus estimate 12.2x
Institutional ownership
at 9-30-2013
65.7%
YTD average daily trading volume 638,480 shares

Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic market
– O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital –
Entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp – Enhanced
Bloomington, IN
presence
January, 2011
Acquired IN
Community –
Entry into
Columbus, IN
September, 2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-area -
4 branches
Consolidation of
21 branches
Acquired 24
MI / IN branches
July, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  12
branches
Consolidation
of 22
branches
Purchased 175 + 25 pending Sold 22 Consolidated 125
Pending
acquisition
of Tower
Financial –
Enhancing
Ft. Wayne,
IN presence
Pending
acquisition of
United
Bancorp –
Entry into
Ann Arbor, MI
2014
Transforming Old National’s Landscape

Why Old National Bancorp?
Focused on driving core net income
Conservative
and consistently
applied credit stance since
before most recent cycle has led to strong credit quality
– No subprime business
– Lending to clients we know in our footprint
Transforming
footprint to higher-growth
markets
Commitment to providing long-term
shareholder value
– Strategic decisions valued for long-term potential
Strong capital, excess liquidity provide flexibility
for future
acquisition opportunities
Continued opportunities
on expenses
Commitment to communities within our footprint
– 94,005 associate volunteer hours in 2013

11 Executing the Plan – 2013 Highlights 1 See Appendix for Non-GAAP reconciliation

Thank You

Appendix – Non-GAAP Reconciliation
$ in millions
end of period balances
FY2013
Total Shareholders’ Equity $1,162.6
Deduct:  Goodwill and Intangible Assets (378.7)
Tangible Common Shareholders’ Equity $784.0
Total Assets $9,581.7
Add:  Trust Overdrafts 0.1
Deduct:  Goodwill and Intangible Assets (378.7)
Tangible Assets $9,203.1
Tangible Equity to Tangible Assets 8.52%
Tangible Common Equity to Tangible Assets 8.52%
Net Income $100.9
After-Tax Intangible Amortization           6.5
Tangible Net Income $107.4
ROTCE 13.70%

Appendix – Investor Contact
Additional information can be found on the
Investor Relations web pages at
www.oldnational.com
Investor Inquiries:
Lynell J. Walton, CPA
SVP – Director of Investor Relations
812-464-1366
lynell.walton@oldnational.com